Elemental Royalty Corporation
(formerly Elemental Altus Royalties Corp.)
Management's Discussion and Analysis
Year Ended December 31, 2025

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
General
This Management's Discussion and Analysis ("MD&A") for Elemental Royalty Corporation (formerly Elemental Altus Royalties Corp.) (the "Company", or "Elemental") has been prepared based on information known to management as of March 23, 2026. This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2025, prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. All dollar amounts included therein and in this MD&A are in United States dollars except where noted.
Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the "Forward-Looking Information" at the end of this MD&A. Additional information related to the Company, including our Annual Information Form ("AIF") and Form 40-F, are available on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Elemental's producing royalties as well as summaries of the Company's advanced royalties, exploration royalties and royalty generation assets. For additional information, please see our website at www.elementalroyalty.com.

Abbreviated Definitions
Periods under review
"Q4"	The three-month period ended December 31
"Q3"	The three-month period ended September 30
"Q2"	The three-month period ended June 30
"Q1"	The three-month period ended March 31

Measurement
"GEO"	Gold equivalent ounces
"oz"	Ounce
"t"	Tonne
"lb"	Pound
"Kt"	Thousand tonnes
"Mlbs"	Million pounds
"Tsol"	Total soluble

Interest types
"NSR"	Net smelter return
"GSR"	Gross smelter return
"GRR"	Gross revenue royalty
"NPI"	Net profits interest
"AMR"	Advance minimum royalty
"AAR"	Annual advance royalty

Places and currencies
"U.S."	United States
"$" or "USD"	United States dollars
"C$" or "CAD"	Canadian dollars
"A$" or "AUD"	Australia dollars

Other
"FS"	Feasibility study
"IRR"	Internal rate of return
"LOM"	Life of mine
"NPV"	Net present value
"PEA"	Preliminary Economic Assessment
"PFS"	Pre-feasibility study

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	2

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Description of the Business
Elemental is in the business of acquisition and management of royalties and organically generating royalties derived from a portfolio of mineral property interests. Elemental's royalty and mineral property portfolio consists of 256 assets across North America, South America, Europe, Africa, and Australia.
The Company's common shares are listed on the TSX Venture Exchange ("TSX-V") and on the Nasdaq Exchange ("Nasdaq") under the symbol "ELE".
Strategy
Elemental’s strategy is to advance a disciplined growth strategy focused on building a diversified portfolio of high-quality royalty and streaming interests across both precious and base metals. The Company focuses on acquiring and creating high-quality royalty and streaming interests, making strategic investments, and selectively generating royalties, with a balanced exposure to precious and base metals and an emphasis on gold and copper. The key components of Elemental’s business strategy are summarized as follows:
Royalty and Streaming Acquisitions and Financing
Elemental seeks to acquire and finance royalty and streaming interests across a spectrum of asset stages, ranging from producing operations to advanced development projects. The Company targets opportunities in the precious metals, base metals, and battery metals sectors, and will also consider other cash-flowing royalty and streaming opportunities, including within the energy sector. Through disciplined capital allocation and transaction structuring, Elemental aims to build a portfolio that delivers near-term cash flow, long-term optionality, and exposure to commodity price upside.
Royalty Generation
Royalty generation is a complementary component of Elemental’s broader acquisition, financing, and investment strategy. The Company leverages in-country geological expertise to originate and evaluate mineral projects, partner with major and junior companies, and selectively retain royalty interests. These activities can result in royalties, advance royalty payments, milestone payments, and occasional equity consideration, providing modest early-stage cash flows and long-term upside optionality with limited capital deployment.
Elemental’s diversified portfolio of producing, development-stage, and exploration royalties provides exposure to near-term cash flow and long-term discovery upside. By integrating acquisitions and financing, strategic investments, and selective royalty generation, the Company has established a resilient platform for sustainable long-term shareholder value.
Highlights
The financial year ended December 31, 2025 was transformational for Elemental. The Company completed its merger with EMX Royalty Corporation (“EMX”), creating a larger, diversified mid-tier royalty and streaming company with enhanced scale, asset quality, and long-term growth potential.
Elemental also welcomed a new strategic shareholder, Tether Investments S.A. de C.V., which acquired a significant equity interest during the year and invested an additional $100 million in private placement proceeds concurrent with closing of the acquisition of EMX. This investment, together with the Company’s amended and upsized $150.0 million revolving credit facility with a $50.0 million accordion feature, enhances the Company's financial flexibility to support acquisitions, investments and royalty generation efforts in the immediate future.
During the year, the Company completed several royalty acquisitions, including a 2% gross revenue royalty on the Laverton Gold and Jasper Hills Projects in Western Australia for $52.0 million, and a 2% NSR royalty on the Dugbe Project in Liberia for $16.5 million, reflecting disciplined capital allocation toward high-quality assets with development and exploration upside.
The Company’s common shares also commenced trading on the Nasdaq under the ticker symbol “ELE,” expanding U.S. market access and liquidity. Subsequent to year end, Elemental announced the initiation of a dividend, underscoring confidence in its cash flow profile, while continuing to grow its royalty portfolio as partners advanced development, expansion, and exploration activities across the asset portfolio. The Company also introduced an option for shareholders to receive dividends in Tether Gold (XAU₮), an industry first, providing exposure to physical gold through tokenized payments.

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	3

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Summary of Financial Highlights for the Three Months and Year Ended December 31, 2025:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars)	2025	2024	2025	2024

Statement of Income
Revenue	$16,047	$5,519	$43,643	$16,323
General and administrative expense	9,842	2,149	16,467	7,396
Royalty generation expense, net	1,058	-	1,058	-
Income (loss) from operations	(1,957)	629	5,281	2,294
Net income (loss) from continuing operations	$(3,209)	$132	$1,772	$(312)

Statement of Cash Flows
Cash flows from operating activities	$11,203	$2,555	$30,811	$4,816
Cash flows from investing activities	(47,392)	556	(56,325)	4,514
Cash flows from financing activities	$75,244	$(4,624)	$74,556	$(16,109)

Non-IFRS Financial Measures[1]
Revenue plus attributable share of Caserones	$17,226	$6,827	$49,200	$21,600
Adjusted cash flows from operating activities	$11,203	$3,315	$33,937	$8,738
Adjusted EBITDA	$8,456	$4,769	$34,901	$15,111
GEOs sold	4,133	2,551	14,285	8,987

Statement of Financial Position
Cash and cash equivalents			$53,143	$4,454
Working capital			80,064	17,737
Long-term debt			$-	$2,687
Revenue plus attributable share of Caserones1 presented above are inclusive of revenue earned from assets acquired from EMX Royalty Corporation after the closing of the transaction. Had the merger taken place on January 1, 2025, the Company would have generated $72.2 million in revenue and $87.5 million in revenue plus attributable share of Caserones1.
Non-IFRS Financial Measures1:
The Company had revenue plus attributable share of Caserones, and adjusted EBITDA of the following:
1 Refer to the "Non-IFRS Financial Measures" section on page 29 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	4

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Revenue and GEO1 Performance
The following table summarizes the Company’s revenue from royalty interests during the three months and year ended December 31, 2025 and 2024:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars)	2025	2024	2025	2024

Ballarat	$745	$403	$2,454	$807
Bonikro	2,886	2,407	10,886	5,430
Caserones[2]	3,665	-	3,665	-
Gediktepe[3]	1,613	-	1,613	-
Karlawinda	2,699	1,490	8,857	5,199
Korali-Sud	307	-	10,515	-
Leeville[3]	1,192	-	1,192	-
Timok[3]	1,086	-	1,086	-
Wahgnion	-	764	-	2,692
Other producing royalties[3]	1,403	455	2,924	1,865
Advanced royalty payments[3]	167	-	167	-
Total royalty revenue	$15,763	$5,519	$43,359	$15,993

Option, property and other revenue	284	-	284	330
Caserones (before reclassification)[2]	1,179	1,308	5,557	5,277
Revenue plus attributable share of Caserones[1]	$17,226	$6,827	$49,200	$21,600
The following table summarizes the Company’s GEOs1 during the three and twelve months ended December 31, 2025 and 2024:

	For the three months ended December 31,		For the year ended December 31,
	2025	2024	2025	2024

Ballarat	179	151	709	323
Bonikro	692	900	3,174	2,208
Caserones[2]	879	-	879	-
Gediktepe[3]	387	-	387	-
Karlawinda	648	556	2,563	2,171
Korali-Sud	74	-	3,446	-
Leeville[3]	286	-	286	-
Timok[3]	261	-	261	-
Wahgnion	-	284	-	1,126
Other producing royalties[3]	337	172	812	789
Advanced royalty payments[3]	40	-	40	-
Total GEOs from royalty interests	3,782	2,063	12,556	6,617

Option, property and other revenue	68	-	68	140
Caserones (before reclassification)[2]	283	488	1,661	2,230
Total GEOs	4,133	2,551	14,285	8,987
1 Refer to the "Non-IFRS Financial Measures" section on page 29 of this MD&A for more information on each non-IFRS financial measure.
2 The Caserones royalty is held by Sociedad Legal Minera California Una de la Sierra Peña Negra (“SLM California”) in which the Company held an effective 67.1% equity interest as at December 31, 2025. Effective November 13, 2025, the Company discontinued accounting for SLM California as an investment in associate and began recognizing its proportionate share of assets, liabilities, revenues and expenses of the entity.
3 Revenue from royalties acquired through the acquisition of EMX are for the period from November 13, 2025 to December 31, 2025.

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	5

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Guidance
2025 Performance to Guidance
The following is an evaluation of the Company’s performance compared to our 2025 Guidance:

	2025 GuidanceA	2025 Updated GuidanceB	2025 Results
GEO Sales[1]	11,600 to 13,200	11,600 to 13,200	14,285
Revenue plus attributable share of Caserones[1]	$31.1 to $34.3 million	$42.0 million	$49.2 million
A Assumed commodity prices of $2,600/oz gold and $4.00/lb copper.
B Assumed commodity price of $4,000/oz gold and $4.00/lb copper.
The Company’s strong performance during the year was driven by contributions from Karlawinda, Bonikro, Korali Sud and Caserones. In addition, the Company recognized incremental revenue from the acquired royalty assets subsequent to the closing of the acquisition of EMX.
Excluding revenue attributable to assets acquired through the merger with EMX, Elemental’s assets recognized 12,459 GEO sales, placing results in the top half of the updated guidance range. Assets acquired through the EMX merger contributed an additional 1,826 GEOs.
2026 Guidance
Please see our “Forward-Looking Information” below for more details on our guidance.

2026 GuidanceA
GEO Sales[1]	17,000 to 21,000
Revenue[1]	$76.5 to $94.5 million
A Assumed commodity price of $4,500/oz gold and $5.50/lb copper.
Based on the Company’s existing royalties and information available from its counterparties, we expect GEO sales to range from 17,000 to 21,000 GEOs in 2026. The noted increase in expected GEOs compared to 2025 is mainly due to the contribution of assets acquired through the merger with EMX in Q4 2025 offset by a decrease in production at Korali Sud.
The Company has assumed a commodity price of $4,500/oz gold and $5.50/lb copper. The increase in gold prices has outpaced the rise in copper prices, resulting in a negative impact on GEOs due to Elemental’s exposure to copper-linked assets, specifically Caserones and Timok.
Following an amendment to the SLM California shareholder agreement effective November 13, 2025, the Company reassessed its interest in SLM California, which holds the Caserones royalty. The revised arrangement was determined to constitute a joint operation under IFRS 11, resulting in the discontinuation of equity accounting under IAS 28 and the recognition of the Company’s proportionate share of assets, liabilities, revenues, and expenses. As a result, the contribution from Caserones in 2026 will be fully categorized as revenue and will no longer require an adjustment to revenue in future periods.
Guidance in 2026 is based on public forecasts, other disclosure by the owners and operators of our assets, historical performance, and management’s understanding of the underlying producing assets.
Portfolio Growth
Elemental continues to advance a disciplined growth strategy focused on building a globally diversified portfolio of high-quality royalty and streaming interests, with a core emphasis on gold and precious metals. The Company’s portfolio provides exposure to a range of assets throughout the development and production pipeline, including cornerstone interests such as Karlawinda, Laverton, and Leeville. This gold-focussed approach is complemented with selective exposure to large-scale base metals assets such as Caserones and Timok, with diversification across commodities, jurisdictions, and operators supporting stable cash flow generation, while preserving meaningful upside to exploration success and mine life extensions.
1 Refer to the "Non-IFRS Financial Measures" section on page 29 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	6

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Near to medium-term portfolio growth is expected to be supported by continued development, optimization, and exploration activities at several key assets. At Timok, ongoing advancement of both the Upper and Lower Zone projects provides exposure to a world-class copper-gold system with significant scale potential. In addition, recent exploration success in the broader Timok district, including the Malka Golaja discovery, highlights the prospectivity of the regional land package and reinforces the long-term optionality of Elemental’s royalty interest. While the ultimate impact of such discoveries remains subject to further delineation and development by the operator, management views these results as encouraging indicators of the district’s geological potential.
Elemental’s exposure to precious metals growth is anchored by assets such as Karlawinda, a long-life gold operation in Western Australia. Ongoing mining activities and regional exploration at Karlawinda offer the potential to support stable production and incremental upside over time. The recently acquired Laverton royalty further enhances the Company’s exposure to a highly prospective gold district in Western Australia, in addition to the acquisition of the Dugbe royalty in Liberia, both of which support the near to medium-term pipeline of exploration-driven optionality and reinforce Elemental’s strategy of acquiring royalties over large land packages in established mining camps with Tier-one operators.
In addition to its core precious metals weighting, Elemental benefits from exposure to established and operating base metal assets such as Caserones, a large-scale copper mine where continued operational optimization and exploration efforts may contribute to sustained production and potential mine life extension. These base metal assets complement the gold-focussed portfolio, providing diversification and leverage to copper demand, which is increasingly supported by structural trends related to electrification, infrastructure investment, and the global energy transition.
Elemental remains well positioned to pursue additional accretive royalty and streaming opportunities across its targeted commodities. Management continues to evaluate a robust pipeline of potential transactions, reflecting sustained interest from mining companies seeking non-dilutive sources of capital. The Company’s strong balance sheet, recently amended US$150 million revolving credit facility, with a US$50 million accordion, and scalable business model provide enhanced financial flexibility to support disciplined capital deployment. The Company also benefits from supportive long-term shareholders, including Tether, whose investment reflects confidence in Elemental’s strategy and growth outlook.
Management believes Elemental’s gold-focussed, diversified asset base, strengthened liquidity position, and aligned shareholder support provide a solid foundation for long-term value creation.
Corporate Updates
Acquisition of EMX Royalty Corporation
On September 4, 2025, the Company entered into a definitive arrangement agreement (the "Arrangement Agreement") to acquire all of the issued and outstanding common shares of EMX pursuant to a court-approved plan of arrangement (the "Transaction”).
On November 13, 2025 the Company closed the Transaction in which EMX shareholders received 0.2822 of a common share for each EMX common share held prior to the acquisition, for a total of 31,500,450 common shares issued. In accordance with the Arrangement Agreement, each EMX share option was replaced with a fully vested replacement Elemental share option and each EMX warrant liability was assumed by Elemental.
Concurrently with and in support of the Transaction, Tether and Elemental entered into a subscription agreement dated September 4, 2025 pursuant to which Tether purchased 7.5 million Elemental Shares at a price of C$18.38 per share for aggregate gross proceeds of $100 million (the “Tether Concurrent Financing”). Upon completion of the Transaction and the Tether Concurrent Financing, existing Elemental and former EMX shareholders owned 51% and 49% of the combined company, respectively, on a basic basis, excluding dilutive securities.
In connection with the acquisition the Company incurred transaction costs of $3.0 million which were expensed during the year. The Company's net income for the year ended December 31, 2025 includes EMX operating results from the date of acquisition to December 31, 2025.

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	7

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Commencement of Commercial Production at Korali Sud
From Q1 2025, the Korali-Sud gold royalty has commenced generating revenue. The Company holds a 3% Net Smelter Return (“NSR”) royalty on the first 226,000 ounces of gold produced from the Diba deposit and an uncapped 2% NSR thereafter. In addition to the royalty income, the agreement includes a series of production-based milestone payments.
Collection of Ming Receivable
In April 2025, the Company received total proceeds of A$15.4 million from its Ming gold stream receivable, which consisted of a cash payment of A$7.5 million and an equity interest valued at A$7.9 million in Firefly Metals Ltd. The Company subsequently sold its equity interest for A$7.6 million.
Second Payment for Mactung Tungsten Project
In July 2025, the Company paid the second tranche of $1.5 million to Cornish Metals Inc. as part of the acquisition of an uncapped 4% NSR over the Mactung Tungsten Project. The Company initially paid $3.0 million in August 2024.
Buyback of Royalty on Cactus Project
In August 2025, Arizona Sonoran Copper Company Inc. (“Arizona Sonoran”) exercised their rights to buyback 0.14% NSR of the Cactus Project Royalty, for a cash consideration of $1.9 million. The Company initially acquired a 0.68% NSR royalty over the Cactus Project. Following the completion of the buyback, the Company retains a 0.54% NSR royalty interest in the project.
Laverton and Jasper Hills Royalty Acquisition
On November 26, 2025 the Company acquired the Focus Laverton and Jasper Hills royalties for total cash consideration of A$80 million (approximately $52 million). The Laverton and Jasper Hills royalties comprise an uncapped 2% GRR over Genesis Minerals Ltd.’s Focus Laverton Project and on Brightstar Resources Ltd.’s producing Jasper Hills Project respectively, in Western Australia.
Dugbe Royalty Acquisition
On September 1, 2025, the Company acquired the Dugbe royalty for an initial cash consideration of $16.5 million. The royalty comprises an uncapped 2.0% NSR royalty over the 3.3 million ounce Measured and Indicated Resources at 1.3g/t gold at the Dugbe Project, which increases to 2.5% under certain production and gold price conditions.
In addition, the agreement provides for a contingent cash consideration of up to $3.5 million, payable upon the earlier occurrence of any of the following events:
•$0.7 million upon the commencement of project construction; and
•$2.8 million upon the commencement of commercial production; or
•A cumulative 150,000 ounces of royalty-linked gold production at Dugbe
The contingent consideration will be recognized as a liability when it becomes probable that an outflow of economic resources will be required to settle the obligation.
Nasdaq Listing
In Q4 2025, the Company began trading its common shares on the Nasdaq exchange under the ticker symbol “ELE”.
Inaugural Dividend Announcement
Subsequent to the end of the reporting period, the Company’s Board of Directors declared its first dividend of $0.03 per common share and intends to declare dividends quarterly, totaling $0.12 per share for fiscal 2026. The Company also introduced a dividend election option allowing eligible shareholders to receive their dividends in Tether Gold (XAU₮) tokens, providing exposure to physical gold.

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	8

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Amended Revolving Credit Facility
Subsequent to the year ended December 31, 2025, the Company entered into an amendment agreement for its existing revolving credit facility (the “Facility”), resulting in an increase of borrowing capacity to $150 million, with a $50 million accordion feature. Under the amended terms, the Company retains its ability to draw on the Facility subject to agreed covenants and conditions, with the enlarged capacity intended to provide additional liquidity and financial flexibility for general corporate purposes, including potential investments, working capital and growth initiatives.
Key Producing Royalty Updates
Caserones, Chile - Copper and Molybdenum - Effective 1.304% NSR                 Lundin Mining Corporation
The Company’s effective share of the royalty revenue in Caserones totaled $4.8 million for Q4 2025 (Q4 2024 - $1.3 million) and $9.2 million for the year ended December 31, 2025 (2024 - $5.3 million). The Company's realized revenue on the interest acquired from the EMX acquisition only relates to revenue after November 13, 2025, the closing date of the EMX acquisition. Had the merger taken place on January 1, 2025, the Company would have generated a total of $19.0 million for 2025.
Effective November 13, 2025, following an amendment to the SLM California shareholder agreement, the Company reassessed the classification of its interest in SLM California and determined that the arrangement constituted a joint operation under IFRS 11 Joint Arrangements. Consequently, the Company discontinued equity accounting under IAS 28 Investments in Associates and Joint Ventures and began recognizing its proportionate share of the assets and liabilities of SLM California, including its direct interest in the underlying Caserones royalty interest from the effective date onwards.
Caserones produced 132,881 tonnes of copper in 2025, reaching the top end of operator guidance, compared to 124,761 tonnes in 2024. Caserones achieved copper production of 39,612 tonnes in Q4 2025 which was its highest quarterly copper production since the mine was acquired by Lundin in 2023, mostly due to increased throughput and recoveries within the Phase 6 pushback material.
In Q1 2026, Lundin reported Caserones open pit mineral resources and mineral reserves updated to year-end 2025, with an effective date of December 31, 2025. The mineral reserves and mineral resources slightly decreased year over year from depletion and model updates, partially offset by improved recovery models. Exploration activities last year included 18,908 meters of diamond drilling focussed principally at the Caserones and Angélica deposits, as well as airborne and ground-based geophysics.
In Q1 2026, Lundin provided copper production guidance of 130,000–140,000 tonnes for 2026, 115,000–120,000 tonnes for 2027, and 115,000–125,000 tonnes for 2028. The Company also outlined $53 million in planned exploration spending for 2026, primarily focused on near-mine resource expansion. The largest portion will be directed to Caserones, with approximately 39,800 m of drilling and geophysical work planned, targeting the Angelica deposit as well as lateral expansion and district exploration targets including Centauro and Cordillera.
Karlawinda, Australia - Gold - 2% NSR                                 Capricorn Metals Ltd.
Elemental earned $2.7 million in royalty revenue from Karlawinda in Q4 2025 (Q4 2024 - $1.5 million) and $8.9 million for the year ended December 31, 2025 (2024 - $5.2 million). The increases both in quarterly and annual revenue are due to increases in gold price, ore milled and head grade. Karlawinda produced 30,476 ounces in Q4 2025 compared to 28,702 ounces in Q4 2024 and produced 125,569 ounces in 2025 compared to 107,169 ounces in 2024. Additionally, Capricorn is on track to achieve the upper end of their 115 - 125koz guidance for 2026.
In 2025, operations at the Karlawinda gold mine remained steady as they continued to focus on maintaining consistent mining and processing performance while advancing key development initiatives. Throughout the year, site activities supported ongoing operational continuity alongside preparatory work to enable future growth, including mine sequencing and infrastructure readiness.
Development of the Karlawinda Expansion Project progressed materially during 2025 following regulatory approvals received mid-year. Construction and earthworks advanced across several fronts, including expanded accommodation facilities, plant site preparation, and early civil works. Engineering and procurement also moved forward, with major equipment deliveries tracking to schedule, positioning Karlawinda for the next phase of expansion execution.

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	9

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Timok, Serbia - Copper and Gold - 0.3625% NSR                         Zijin Mining Corporation
Elemental earned $1.1 million in royalty revenue from the Timok royalty in Q4 2025 (Q4 2024 - $Nil) and $1.1 million for the year ended December 31, 2025 (2024 - $Nil). The Company's realized revenue only relates to revenue after November 13, 2025, the closing date of the EMX acquisition. Had the merger taken place on January 1, 2025, the Company would have generated a total of $6.9 million for 2025.
In 2025, the Upper Zone remained in steady underground production. During the year, the operator advanced throughput optimization initiatives, including processing plant upgrades and underground infrastructure enhancements aimed at improving efficiency and supporting sustained output.
Development of the Lower Zone also progressed, with continued underground access development, decline advancement, and preparation of additional ore headings to support future mining phases. These activities form part of the broader staged expansion strategy at Timok, positioning the operation for long-term production growth. In parallel, district-scale exploration, including follow-up drilling at the Malka Golaja discovery, continued to demonstrate copper-gold mineralization potential and support future resource growth across the system.
Bonikro, Cote d'Ivoire - Gold - Up to 4.5% NSR, capped at 560,000 ounces                  Allied Gold Corp.
Elemental earned $2.9 million in royalty revenue from Bonikro in Q4 2025 (Q4 2024 - $2.4 million) and $10.9 million for the year ended December 31, 2025 (2024 - $5.4 million).
In 2025, Bonikro continued steady operations with mine sequencing and stripping activities progressing to access higher-grade ore later in the year, supporting improved feed grades and output in the back half of 2025. Allied Gold also allocated exploration and optimization resources across the Bonikro and Hiré licences to sustain mine life and support ongoing operational planning.
In January 2026, Zijin Gold International, a subsidiary of Zijin Mining, signed a definitive agreement to acquire Allied Gold in an all-cash transaction valued at approximately C$5.5 billion. Upon closing, Allied Gold’s portfolio, including Bonikro and Korali-Sud, is expected to be integrated into Zijin’s global gold operations.
Korali-Sud (Diba), Mali - Gold - 1% NSR                                   Allied Gold Corp.
Elemental earned $0.3 million in royalty revenue from Korali-Sud in Q4 2025 (Q4 2024 - $Nil) and $10.5 million for the year ended December 31, 2025 (2024 - $Nil).
In 2025, Allied Gold received formal government approval under the updated mining code and progressing development planning as part of the broader Sadiola operating complex. The operator noted that Korali-Sud is expected to be developed in a staged manner alongside Sadiola, with certain work programs being streamlined and wound down following completion of key approval milestones.
Leeville, USA - Gold - 1.0% GSR                                      Nevada Gold Mines
Elemental earned $1.2 million in royalty revenue from Leeville in Q4 2025 (Q4 2024 - $Nil) and $1.2 million for the year ended December 31, 2025 (2024 - $Nil). The Company's realized revenue only relates to revenue after November 13, 2025, the closing date of the EMX acquisition. Had the merger taken place on January 1, 2025, the Company would have generated a total of $5.8 million for 2025.
Gediktepe, Türkiye - Gold and Polymetallic - 2.25% NSR                      ACG Metals Corporation
Elemental earned $1.6 million in royalty revenue from the Gediktepe mine in Q4 2025 (Q4 2024 - $Nil) and $1.6 million for the year ended December 31, 2025 (2024 - $Nil). The Company's realized revenue only relates to revenue after November 13, 2025, the closing date of the EMX acquisition. Had the merger taken place on January 1, 2025, the Company would have generated a total of $11.5 million for 2025.

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	10

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
In 2025, ACG Metals' primary focus was on the ongoing sulphide expansion project. Gediktepe remains an operating open-pit mine, while development activities during the year were centered on transitioning the operation from oxide gold-silver production toward sulphide processing and the future production of copper and zinc concentrates. Engineering, procurement, and early construction work progressed through 2025, with the sulphide project reported to be advancing on schedule toward targeted first commercial sulphide production in Q3 2026.
Chapi, Peru - Copper - 2.00% NSR                                   Minera Pampa de Combre
In early 2026, the Chapi copper project in Peru achieved first copper cathode production following the restart of operations by Quilla Resources, which acquired the brownfield asset in December 2024. Prior to restart, the operator completed engineering reviews, refurbishment of the solvent extraction–electrowinning plant, and commissioning activities to enable the recommencement of copper production.
Following first production, the operation has begun ramp-up toward its initial nameplate capacity of approximately 10,000 tonnes per year of copper cathode. As ramp-up progresses and commercial operations stabilize, the operator expects to continue optimizing plant performance and completing remaining capital works supporting steady-state production.
Other Producing Royalties
For information related to the other royalty properties see the "Results from Operations" section below.
Development Royalty Updates
Laverton, Australia - Gold - 2.0% - 4.0% GSR - Resource Development                  Genesis Minerals Limited
In Q2 2025, Genesis Minerals Limited (“Genesis”) acquired the Laverton Gold Project from Focus Minerals Limited for an upfront cash payment of A$250 million. Genesis sees strong potential for the project to supply both open pit and underground ore to its existing 3Mtpa Laverton processing mill, located approximately 30km away. Following the acquisition, Genesis’ immediate priorities include conducting in-fill and extension drilling to reduce risk and rebuild the project’s resource base, completing optimization studies on multiple oxide and transitional pits to support the Laverton mine plan, and progressing approvals, with 99% of Resources and Reserves already located on granted Mining Leases. The company is also advancing staged mill expansion studies at Laverton, alongside similar work at Leonora, and pursuing exploration across the project’s large and highly prospective tenement package.
On November 26, 2025 the Company entered into an agreement to acquire the 2% GRR Focus Laverton and Jasper Hills royalties for total cash consideration of A$80 million (approximately $52 million).
Diablillos, Argentina - Silver and Gold - 1.0% NSR - Feasibility Study                 AbraSilver Resource Corp.
In 2025, the Diablillos silver-gold project advanced with a fully-funded Phase V diamond drilling program, targeting approximately 20,000 m of combined infill and step-out holes across high-priority targets such as Oculto, JAC and the newly identified Cerro Viejo gold area. This drilling has continued to expand near-surface silver and gold mineralization beyond previously modeled resource boundaries, with several broad gold intervals reported at Oculto East, and is feeding into an updated Mineral Resource estimate and Definitive Feasibility Study (DFS) planned for completion in 2026. Results from these campaigns will be critical to refining the mine plan, optimizing pit shells and de-risking the technical foundation of the project as Diablillos progresses toward development.
Financially and strategically, AbraSilver bolstered support for the project through capital raises in early 2025 that secured roughly C$48.4 million to fund ongoing exploration and advancement work. In late 2025, the Company formally submitted its application to Argentina’s Large Investment Incentive Regime (RIGI), a federal framework designed to provide long-term fiscal and regulatory stability. Subsequent to year end, the RIGI application was approved, providing enhanced fiscal certainty and strengthening the economic framework for advancing Diablillos toward a potential construction decision following completion of the DFS in 2026.

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	11

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Cactus & Parks/Salyer, USA - Copper - 0.50% - 0.54% NSR - Pre-Feasibility Study      Arizona Sonoran Copper Company
In 2025, Arizona Sonoran advanced the Cactus and Parks/Salyer copper projects through continued technical studies, resource definition drilling, and engineering work aimed at progressing both assets toward development. The Company completed and filed the Pre-Feasibility Study (PFS) for the Cactus Project in late 2025, outlining a long-life open-pit, heap leach/SX-EW design, and advanced associated hydrological, geotechnical, and metallurgical programs in support of future planning. Additional preparatory activities, including land acquisitions to consolidate the project footprint, were also executed to de-risk the development pathway.
Subsequent to year-end, Canadian miner Hudbay Minerals Inc. agreed to acquire Arizona Sonoran in an all-share transaction valued at approximately C$1.48 billion, which would bring the Cactus and Parks/Salyer projects into Hudbay’s portfolio upon closing. The combination is expected to create a significant copper district in Arizona and provide increased financial and operational capacity to advance feasibility work, permitting, and potential funding for future construction and production.
Mactung, Canada - Tungsten - 4.0% NSR - Resource Development                  Fireweed Metals Corp.
In 2025, Fireweed Metals Corp. ("Fireweed") continued to advance the Mactung tungsten project in the Yukon through drilling, engineering, and infrastructure planning activities aimed at supporting an updated Feasibility Study expected to begin before the end of 2025. The Company completed over 11,000 meters of diamond drilling focused on geotechnical, hydrogeological, and resource conversion objectives, alongside ongoing environmental baseline work and site access improvements. These programs are intended to further de-risk the project and provide key inputs for future mine design, permitting, and development planning.
Project advancement during the year was supported by significant external funding, including continued cost-sharing under a U.S. Defense Production Act award and a C$12.9 million funding agreement with the Government of Canada under the Critical Minerals Infrastructure Fund. The Canadian funding is directed toward advancing planning work for regional road and power infrastructure improvements along the North Canol corridor, which are considered important enablers for future development and concentrate transport. Collectively, these initiatives positioned Mactung to transition into the next phase of technical and infrastructure studies beyond 2025.
Subsequent to period end, Fireweed announced the commencement of its Feasibility Study, which is expected to be completed by early 2027.
Dugbe, Liberia - Gold - 2.0% - 2.5% NSR - Feasibility Study                       Mansa Resources Limited
In 2025, the Dugbe Gold Project in southern Liberia advanced under Pasofino Gold Limited through targeted technical work, including feasibility study gap analyses and trade-off studies aimed at optimizing project economics and supporting future permitting and development decisions. This work refined Dugbe’s economic model and informed next steps toward engineering and potential construction, alongside continued environmental and regulatory engagement in Liberia.
Pasofino also completed multiple equity financings in 2025 to fund ongoing project activities. In early 2026, Pasofino agreed to be acquired by its majority shareholder and existing West African producer Mansa Resources Limited in an all-cash transaction valued at approximately C$141.6 million under a court-approved plan of arrangement. In connection with the transaction, Mansa entered into a promissory note to lend up to $10 million in interim working capital support.
Vittangi, Sweden - Graphite - 2.0% NSR - Development Permitting                            Talga Group
In 2025, the Vittangi graphite project, achieved a key regulatory milestone with the dismissal of remaining appeals against the exploitation concession, leaving all major permits for the Nunasvaara South mine and associated downstream anode operations in force. During the year, Vittangi was also recognised as a Strategic Project under the European Union’s Critical Raw Materials Act, enhancing its strategic positioning and supporting access to financing and streamlined development pathways.

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	12

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Talga further progressed commercial and technical workstreams in 2025, including advancement of engineering and pre-execution planning for the integrated mine-to-anode development and execution of binding offtake arrangements for its Talnode-C battery anode material. These initiatives represent continued movement toward construction readiness and future production.
Talga also applied for $120 million grant from Swedish Energy Agency for Development of Vittangi in November 2025. The grant application outcome expected in Q1 2026.
Yenipazar, Türkiye - Gold - 6% - 10% NPI - Mine Engineering                           CVK Madencilik
In 2025, the Yenipazar polymetallic project progressed toward development with a focus on engineering readiness and preparatory work ahead of production. The company signed a comprehensive engineering services agreement with Metso Finland Oy to perform “current state analyses and expanded basic engineering” aimed at optimizing metallurgical processes and advancing the project toward readiness for plant investment and eventual operations. These engineering activities represent a key technical milestone as the project moves from resource evaluation into preparatory investment phases.
Financial structuring advanced significantly late in the year, with a major project financing agreement secured with Vakıflar Bankası valued at approximately $192 million. This credit facility, representing roughly 80% of the projected $240 million investment provides substantial funding to support project build-out activities. The Yenipazar licence hosts a substantial polymetallic resource of gold, silver, copper, lead and zinc, and ongoing work in 2025 centered on laying the technical and capital groundwork necessary to transition toward future permitting, detailed engineering and construction phases.
Viscaria, Sweden - Copper and Iron - 0.5% - 1.0% NSR - Development Permitting           Gruvaktiebolaget Viscaria
In 2025, the Viscaria copper project advanced through key permitting milestones and operational readiness activities aimed at positioning the project for development. A major milestone was achieved with approval of the Environmental Permit in late 2025 following review by the Land and Environment Court. The Company also continued underground test mining for bulk sampling to support process design and operational planning. The operator also published an updated Mineral Resource Estimate in 2025 along with having an additional exploration permit granted in Q3 2025.
Gruvaktiebolaget Viscaria strengthened its financial position during the year through two financings, totalling SEK 1.65 billion (approximately $179 million). In late 2025, the Company also outlined a Letter of Intent for an offtake agreement with a major European metals producer, supporting future concentrate sales. Additionally a mandate letter was signed with Société Genéralé and ING to arrange a structured debt-based project financing package of up to approximately SEK 3.9 billion (approximately $423.5 million). Collectively, these developments move the project closer to a potential construction decision, with focus now on remaining permits and pre-development preparations.
Berenguela, Peru - Polymetallic - 1.0% - 1.25% NSR - Resource Development                 Aftermath Silver Ltd.
In 2025, Aftermath also completed the acquisition of the Berenguela project from SSR Mining by making the final $1.6 million earn-in payment to Elemental Royalty Corporation. With this payment completed, Aftermath secured full ownership of the project. The project continued to advance through ongoing technical and resource development work aimed at supporting the next stage of economic evaluation. Project activities during the year were focused on strengthening the underlying resource base and preparing the project for more advanced engineering and study initiatives as Berenguela progresses along the development pathway. Additionally, the operator published an updated MRE in 2025, which indicated a 21% increase in measured and indicated resources.
On February 12, 2026, Aftermath announced the formal launch of a Pre-Feasibility Study (PFS) for Berenguela. The Company noted that the PFS will incorporate updated technical work and recent resource progress, supported by a strengthened financial position following recent equity financing. This study marks an important step in advancing Berenguela into the next phase of project evaluation and permitting readiness.
Other Development Royalties
See www.elementalroyalty.com for information on the other development royalty properties.

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	13

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Royalty Generation Updates
In 2025, the Company incurred $1.1 million in net royalty generation expenditures in 2025 compared to $Nil in 2024. For more information on the changes between periods, refer to the "Results from Operations" section below.
Subsequent to the acquisition of EMX, the Company’s royalty generation business focused on the early-stage acquisition and advancement of mineral properties with the objective of creating future royalty interests through partner-funded option and exploration agreements. The strategy centers on identifying prospective targets, enhancing project value through geological work, and structuring agreements that transfer development responsibility to qualified operators while retaining long-term royalty exposure.
During the year the Company executed a definitive option and earn-in agreement with a subsidiary of BHP Group Limited covering select Serbian exploration licenses located in the Bor District of eastern Serbia, near the Company’s existing producing royalty at Timok. The agreement provides for staged consideration and partner-funded exploration while preserving future royalty interests. The Company also entered into option agreements with Ivanhoe Electric covering multiple Arizona-based exploration projects, providing for staged payments, exploration expenditure commitments, milestone considerations, and the retention of 2.5% NSR royalty interests. These transactions reflect continued execution of the Company’s royalty generation strategy through the monetization of early-stage assets while maintaining long-duration royalty exposure.
For additional details on Elemental's royalty and royalty generation portfolio, including specifics on the royalty terms, refer to the Company's website, www.elementalroyalty.com, as well as the Company's AIF and financial statements for the year ended December 31, 2025.
Qualified Persons
Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure.

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	14

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Results of Operations

	For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars)	2025	2024	2025	2024

Financial results
Revenue	$16,047	$5,519	$43,643	$16,323
Depletion of royalty interests	(4,882)	(2,392)	(16,334)	(7,218)
General and administrative expenses	(9,842)	(2,149)	(16,467)	(7,396)
Royalty generation expenses, net	(1,058)	-	(1,058)	-
Share-based payments	(445)	(368)	(2,436)	(1,388)
Share of profit from associates	609	455	2,203	2,036
Gains (losses) on disposals	(369)	-	(2,253)	373
Impairment charges	(2,017)	(436)	(2,017)	(436)
Income from operations	$(1,957)	$629	$5,281	$2,294
Gains (losses) from other items	590	(193)	999	(1,285)
Tax expense	(1,842)	(304)	(4,508)	(1,321)
Net income (loss) from continuing operations	$(3,209)	$134	$1,772	$(364)

Non-IFRS Financial Measures[1]
Revenue plus attributable share of Caserones	$17,226	$6,827	$49,200	$21,600
Adjusted cash flows from operating activities	$11,203	$3,315	$33,937	$8,738
Adjusted EBITDA	$8,456	$4,769	$34,901	$15,111
GEOs sold	4,133	2,551	14,285	8,987
Revenue
The Company earns various sources of revenue including royalty revenue and option revenue earned from mineral property agreements such as execution payments, staged option payments, and operator and management fees.
During the three months and years ended December 31, 2025 and 2024, the Company had the following sources of revenues and other income:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars)	2025	2024	2025	2024

Royalty revenue	$15,763	$5,519	$43,359	$15,993
Option, property and other revenue	284	-	284	330
Total	$16,047	$5,519	$43,643	$16,323

Non-IFRS Financial Measures[1]
Revenue plus attributable share of Caserones	$17,226	$6,827	$49,200	$21,600
1 Refer to the "Non-IFRS Financial Measures" section on page 29 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	15

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
During the three months and years ended December 31, 2025 and 2024, the Company had revenue plus attributable share of Caserones from the following sources:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars)	2025	2024	2025	2024

Ballarat	$745	$403	$2,454	$807
Bonikro	2,886	2,407	10,886	5,430
Caserones	3,665	-	3,665	-
Gediktepe	1,613	-	1,613	-
Karlawinda	2,699	1,490	8,857	5,199
Korali-Sud	307	-	10,515	-
Leeville	1,192	-	1,192	-
Timok	1,086	-	1,086	-
Wahgnion	-	764	-	2,692
Other producing royalties	1,403	455	2,924	1,865
Advanced royalty payments	167	-	167	-
Total royalty revenue	$15,763	$5,519	$43,359	$15,993

Option, property and other revenue	284	-	284	330
Caserones (before reclassification)[1]	1,179	1,308	5,557	5,277
Revenue plus attributable share of Caserones[2]	$17,226	$6,827	$49,200	$21,600
For the three months ended December 31, 2025 and 2024:
Royalty revenue for the three months ended December 31, 2025 increased by $10,244,000 or 186% when compared to Q4 2024. The majority of the increase can be attributed to strong production and metal prices at Karlawinda in addition to the producing royalties acquired through the acquisition of EMX. Revenue plus attributable share of Caserones2 includes the Company's share of royalty revenue from the Company's investment in SLM California up until November 13, 2025, when SLM California was accounted for as an investment in associate.
The breakdown of the Company's revenue plus attributable share of Caserones2 over the past eight quarters are as follows:
1 The Caserones royalty is held by Sociedad Legal Minera California Una de la Sierra Peña Negra (“SLM California”) in which the Company held an effective 67.1% equity interest as at December 31, 2025. Effective November 13, 2025, the Company discontinued accounting for SLM California as an investment in associate and began recognizing its proportionate share of assets, liabilities, revenues and expenses of the entity.
2 Refer to the "Non-IFRS Financial Measures" section on page 29 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	16

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
For the years ended December 31, 2025 and 2024:
Royalty revenue for the year ended December 31, 2025 increased by $27.4 million or 171% when compared to 2024. The majority of the increase can be attributed to strong production and metal prices at Korali Sud, Karlawinda, Bonikro and Ballarat.
Korali Sud began commercial production in 2025 processing the majority of its high grade ore early in 2025 with production from Elemental's royalty area expected to be intermittent moving forward. Karlawinda saw increases in both ore milled and head grade which compounded with higher gold prices.
Additionally, Elemental began recognizing revenue in Q4 2025 from the producing assets acquired through the acquisition of EMX.
Revenue plus attributable share of Caserones1 includes the Company's share of royalty revenue from the Company's investment in SLM California up until November 13, 2025, when SLM California was accounted for as an investment in associate. The Company's share of royalty revenue earned from Caserones before this date totaled $5.6 million for 2025 compared to $5.3 million in the full year of 2024. Caserones produced 132,881 tonnes of copper in 2025 compared to 124,761 tonnes in 2024. Caserones also achieved its highest quarterly copper production of 39,612 tonnes in the fourth quarter of 2025, supported by higher head grades and strong cathode production.
The percentage breakdown of the source of the Company's revenue plus attributable share of Caserones1 for the year ended December 31, 2025 was as follows:
Option and other property revenue will fluctuate based on deal flow and the structure of property agreements, including execution payments, staged option payments, and operator or management fees. Execution payments may consist of cash and the fair value of equity interests received in partners.
1 Refer to the "Non-IFRS Financial Measures" section on page 29 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	17

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
General and Administrative Expenses
General and administrative ("G&A") expenses for the three months and years ended December 31, 2025 and 2024 comprised of the following:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars)	2025	2024	2025	2024

Salaries, fees and employee benefits	$3,857	$1,354	$7,136	$4,057
Professional fees and consulting fees	593	482	1,684	1,452
Marketing and promotion	194	93	434	316
Listing and filing fees	749	57	944	184
Corporate administration	406	72	1,158	746
Allowance for bad debts	1,488	-	1,488	-
Project evaluation and transaction related expenses	2,555	91	3,623	641
Total	$9,842	$2,149	$16,467	$7,396
For the three months ended December 31, 2025 and 2024:
G&A expenses of $9.8 million were incurred in Q4 2025 compared to $2.1 million in Q4 2024. G&A expenditures will fluctuate from period to period depending on the level of activity and deal flow. Some of the changes in Q4 2025 compared to Q4 2024 are related to the following:
•project evaluation and transaction related expenses increased by $2.5 million due almost entirely to the costs relating to the EMX merger.
•salaries, consultants, and benefits increased by $2.5 million compared to Q4 2024 mainly due to increases in personnel resulting from the merger with EMX and timing of bonus payments made prior to.
•listing and filing fees increased by $0.7 million due to the costs associated with the Company's new listing on the Nasdaq in Q4 2025.
For the years ended December 31, 2025 and 2024:
G&A expenses of $16.5 million were incurred for the year ended December 31, 2025 compared to $7.4 million in 2024. General and administrative expenditures will fluctuate from period to period depending on the level of activity and deal flow. Some of the changes in 2025 compared to 2024 are related to the following:
•project evaluation and transaction related expenses increase by $3.0 million due almost entirely to the acquisition costs relating to the EMX acquisition.
•salaries, consultants, and benefits increased by $3.1 million compared to 2024 mainly due to increases in personnel resulting from the acquisition of EMX and timing of bonus payments made prior to.
•listing and filing fees increased by $0.8 million due to the costs associated with the Company's new listing on the Nasdaq in Q4 2025.
Royalty Generation Expenses, Net of Recoveries
For the three months ended December 31, 2025 and 2024:
Net royalty generation costs increased to $1.1 million in Q4 2025 from $Nil in Q4 2024 which was the result of the acquisition of EMX as Elemental did not previously operate a royalty generation business. Royalty generation costs include exploration related activities, project marketing, and land and legal costs.

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	18

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
For the years ended December 31, 2025 and 2024:
Net royalty generation expenditures increased to $1.1 million in 2025 from $Nil in 2024 for the same reason noted above.
Depletion
For the three months ended December 31, 2025 and 2024:
The Company recognized depletion of $4.9 million for Q4 2025 compared to $2.4 million for Q4 2024. The increase in depletion in the current quarter compared to 2024 is mainly a result of the depletion from the acquired EMX producing assets.
For the years ended December 31, 2025 and 2024:
The Company recognized depletion of $16.3 million for 2025 compared to $7.2 million in 2024. The increase in depletion for the year is mainly a result of the commencement of commercial production of Korali Sud in 2025, which contributed $5.1 million in depletion for the year. The producing assets acquired from EMX also contributed to the overall increase in depletion, as well as from an increase in production at Bonikro.
Share-based Payments
In 2025 the Company recorded a total of $2.4 million in share-based payments compared to $1.4 million in 2024. The aggregate share-based payments relate mainly to the fair value of restricted share units and stock options vesting during the period.
Other
•During 2025, the Company recognized equity income from investments in an associated entity of $2.2 million (2024 - $2.0 million). This is primarily related to the share of the Company's net income derived in SLM California, up until November 13, 2025.
•During 2025, the Company recognized a loss on disposals of $2.3 million (2024 - gain of $0.4 million). These losses primarily related to realized losses on the sale of equity investments as well from the reclassification of Aterian Plc from an investment in associate to a marketable security.
•During 2025, the Company recognized finance expenses of $0.5 million (2024 - $2.0 million) which consisted of interest accrued on the Company's credit facility.
•During 2025, the Company recognized impairment charges of 2.0 million (2024 - $0.4 million), which was due to a write-down in the Company's investment in Legend Gold Mali.
Taxes
During the year ended December 31, 2025, the Company recorded a tax expense of $4.5 million (2024 - $1.3 million).
Liquidity and Capital Resources
The Company considers items included in shareholders' equity as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.
The consolidated financial statements have been prepared using IFRS Accounting Standards applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months. As at December 31, 2025, the Company had working capital of $80.1 million (December 31, 2024 - $17.7 million).
The Company has continuing royalty revenue that will vary depending on royalty ounces received and the price of minerals, and other pre-production income. The Company also receives additional cash inflows from the recovery of expenditures from project partners and sales of investments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	19

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
The Company is not subject to externally imposed capital requirements other than as disclosed for the revolving credit facility.
Operating Activities
Cash provided by operating activities for the year ended December 31, 2025 was $30.8 million (2024 - $4.8 million), and adjusted cash flows from operating activities1 for the year was $33.9 million (2024 - $8.7 million) and represents royalty income received in the period, offset by expenditures primarily on general and administrative expenses and royalty generation. Adjusted cash flows from operating activities1 is adjusted for $3.1 million (2024 - $3.9 million) in royalty distributions received from the Company's effective royalty interest in Caserones up until November 13, 2025.
Investing Activities
The total cash used in investing activities during the year ended December 31, 2025 was $56.3 million compared to $4.5 million provided by investing activities during the year ended December 31, 2024. The cash used in the current period related to the purchase of additional royalty interests totaling $68.7 million (2024 - $3.2 million), which primarily was for the Laverton and Dugbe royalties. These were partially offset by dividends and distributions received of $3.1 million (2024 - $3.9 million) and net sales of investments of $5.2 million (2024 - $3.5 million).
Financing Activities
The total cash provided by financing activities for the year ended December 31, 2025 was $74.6 million compared to $16.1 million used in financing activities for the year ended December 31, 2024. The cash received in the current period primarily consisted of a private placement totaling $100.0 million in 2025 (2024 - $12.8 million) and the net cash received from the exercise and settlement of stock options and restricted share units of $2.7 million (2024 - $Nil). These inflows were partially offset by $28.0 million in debt repayments in 2025 (2024 - $27.0 million).
Contractual Obligations and Commitments
The following table outlines the Company’s contractual obligations and commitments as at December 31, 2025, reflecting fixed and determinable payment obligations under existing agreements. The table does not include contingent or variable payments, including milestone or production-based payments, where the timing or likelihood of occurrence cannot be reasonably estimated.

(in thousands of dollars)	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Debt[2]	$-	$-	$-	$-	$-
Finance Lease Obligations	578	124	251	202	-
Total Contractual Obligations	$578	$124	$251	$202	$-
Related Party Transactions
The aggregate value of transactions and outstanding balances relating to key management personnel and directors for the years ended December 31, 2025 and 2024 was as follows:

	For the year ended December 31,
(In thousands of dollars)	2025	2024

Salaries, fees, benefits and professional fees	$3,602	$1,721
Share-based compensation	1,700	911
Total	$5,302	$2,632

1 Refer to the "Non-IFRS Financial Measures" section on page 29 of this MD&A for more information on each non-IFRS financial measure.
2 Subsequent to the year ended December 31, 2025, the Company entered into an amendment agreement for its existing Facility, resulting in an increase of borrowing capacity to $150 million, with a $50 million accordion feature. As of December 31, 2025, the credit facility was undrawn.

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	20

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
During the year ended December 31, 2025, the Company received $100.0 million in private placement proceeds from Tether Investments S.A. de C.V. The Company also holds $1.1 million in Tether Gold XAU₮ cryptocurrency tokens. As at December 31, 2025 a net $0.1 million was due to related parties (2024: due from of $0.4 million).
Annual Information

	For the years ended December 31,
(In thousands of dollars, except per share amounts)	2025	2024	2023

Financial results
Revenue	$43,643	$16,323	$11,744
Net income (loss) for the year	1,772	(364)	(3,901)
Basic earnings (loss) per share	0.06	(0.02)	(0.21)
Diluted earnings (loss) per share	$0.06	$(0.02)	$(0.21)

Financial positions
Total current assets	$94,412	$21,086	$18,784
Total non-current assets	812,904	183,081	170,138
Total current liabilities	(14,348)	(3,349)	(1,993)
Total non-current liabilities	$(112,553)	$(4,434)	$(31,730)
Quarterly Information

(In thousands of dollars, except per share amounts)	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025

Financial results
Revenue	$16,047	$6,863	$9,094	$11,639
Revenue plus attributable share of Caserones[1]	17,226	8,216	10,497	13,261
Net income (loss) for the year	(3,209)	1,373	160	3,448
Basic earnings (loss) per share	(0.07)	0.06	0.01	0.14
Diluted earnings (loss) per share	(0.07)	0.06	0.01	0.14
Total assets	$907,316	$209,573	$206,467	$205,064

(In thousands, except per share amounts)	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024

Financial results
Revenue	$5,519	$3,725	$3,752	$3,327
Revenue plus attributable share of Caserones[1]	6,827	4,825	5,201	4,747
Net income (loss) for the year	134	630	(114)	(1,014)
Basic earnings (loss) per share	0.01	0.03	(0.01)	(0.05)
Diluted earnings (loss) per share	0.01	0.03	(0.01)	(0.05)
Total assets	$204,167	$179,159	$178,258	$182,999
Off-Balance Sheet Arrangements
As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

1 Refer to the "Non-IFRS Financial Measures" section on page 29 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	21

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
New Accounting Pronouncements
Accounting standards adopted during the year
There was no material impact on the financial statements from new accounting standards or amendments to accounting standards, effective January 1, 2025.
Accounting pronouncements not yet effective
New Accounting Standards Issued
Certain pronouncements have been issued by the International Accounting Standards Board or the International Financial Reporting Interpretations Committee that are effective for accounting periods beginning on or after January 1, 2026 and have not yet been adopted. The Company has reviewed these updates and the amendments that are applicable to the Company are discussed below:

IFRS 7 Financial Instruments: Disclosures and IFRS 9 Financial Instruments
In May 2024, the International Accounting Standards Board issued amendments to IFRS 7 Financial Instruments: Disclosures and IFRS 9 Financial Instruments relating to settling financial liabilities using electronic payment systems and assessing contractual cash flow characteristics of financial assets. The amendments will be effective on January 1, 2026, and the Company has assessed the impact and concluded that it is not material to the Company.
IFRS 18 Presentation and Disclosure in Financial Statements
IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statement aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact of the new standard.
Change in Accounting Policy
During the year ended December 31, 2025 the Company changed its accounting policy with respect to exploration and evaluation expenditures. In prior years the Company's policy was to capitalize by property, all costs directly related to the exploration and evaluation of mineral properties classified as exploration and evaluation assets. The Company has elected to change this policy to now charge to operations, royalty generation expenditures as incurred, net of recoveries received, effective with the presentation of these financial statements, on a retrospective basis. The Company believes the change in accounting policy accurately reflects the royalty generation business and will aid in the understandability of the Company's financial information. As the Company has previously written off all of it's capitalized exploration and evaluation expenditures in past years, there is no change on adoption to the Company's opening balance sheet as of January 1, 2024.
Risks and Uncertainties
Investment in the common shares of the Company involves a significant degree of risk and should be considered speculative due to the nature of Elemental's business and the present stage of its development. Prospective investors should carefully review the risk and uncertainties contained in Elemental's AIF for the year ended December 31, 2025 together with other information contained in this MD&A before making an investment decision.

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	22

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Risk and Capital Management: Financial Instruments
Fair Value of Financial Instruments
Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy based on the degree to which the inputs used to determine the fair value are observable. The three levels of the fair value hierarchy are:
Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.
Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Unobservable inputs which are supported by little or no market activity.
The Company has investments and a warrant liability which are classified as Level 1 and Level 2 of the fair value hierarchy. The Company also holds warrants exercisable into common shares of public companies and has issued warrants exercisable into common shares of the Company. These warrants do not trade on an exchange and are restricted in their transfer. The fair value of the warrants was determined using the Black-Scholes pricing model using observable market information and thereby classified within Level 2 of the fair value hierarchy.
The carrying value of cash and cash equivalents, current trade receivables and other assets and accounts payable and accrued liabilities, approximate their fair value because of the short-term nature of these instruments.
The Company's financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.
Credit Risk
Credit risk is the risk of loss associated with a counterparty’s inability to fulfil its payment obligations. The Company’s maximum exposure to credit risk is attributable to cash and cash equivalents and accounts receivable relating to royalty revenues and milestone payments. The credit risk on cash is limited because the Company invests its cash in deposits with well capitalized financial institutions. The Company’s accounts receivable is subject to the credit risk of the counterparties who own and operate the mines underlying the royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.
Interest Rate Risk
Interest rate risk is the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. Interest rate risk arises from interest bearing financial assets and liabilities that the Company uses. Treasury activities take place under procedures and policies approved and monitored by the Board to minimize the financial risk faced by the Company. Interest-bearing assets comprise cash and cash equivalents which are considered to be short-term liquid assets, and interest-bearing liabilities which comprises the loan from NBC, CIBC and BNS. Depending on the company's leverage ratio, amounts drawn on the facility are subject to interest at SOFR plus 2.50% - 3.75% per annum, and the undrawn portion is subject to a standby fee of 0.56% - 0.84% per annum. An increase in the overall interest by 100 basis points would have increased the interest expense and decreased net income by $Nil during the year.
Market Risk
Market risks are the risks that change in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company’s financial instruments. The Company manages market risks by either accepting it or mitigating it through the use of economic strategies.

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	23

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings in cash and its committed liabilities.
Commodity Price Risk
The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold and copper are the drivers of the Company’s profitability. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s transactions are carried out in a variety of currencies, including Pound Sterling, Australian Dollar, Canadian Dollar and US Dollar and it is exposed to movements in the US Dollar against these other currencies. The Company has not hedged its exposure to currency fluctuations.
Sensitivity analysis has been performed to indicate how the profit or loss would have been affected by changes in the exchange rate between the US Dollar and each of these currencies. The analysis is based on a weakening and strengthening of these currencies by 10% against the US Dollar in which the Company has assets and liabilities at the end of each respective period. A movement of 10% reflects a reasonably possible sensitivity when compared to historical movements over a three-to-five-year timeframe. Based on the Group’s USD denominated monetary assets and liabilities at December 31, 2025, a 10% strengthening in CAD, GBP and AUD relative to the US Dollar would not result in material impact in the Company’s net income. A 10% increase (decrease) of the value of other currencies relative to the US Dollar does not have a material impact on net income.
Management of Capital
Management monitors the Company’s financial risk management policies and exposures and approves financial transactions.
The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern. The Company manages the capital structure and makes adjustments in the light of changes in economic conditions and risk characteristics of the underlying assets. In order to maintain or adjust the capital structure the Company may issue new shares, acquire debt, or sell assets. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and to take advantage of business opportunities.
Critical Accounting Judgements and Significant Estimates and Uncertainties
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Areas of judgment and estimation that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined below:
(a) Impairment review of royalty interests
At the end of each reporting period, it is assessed whether there are any indicators that the carrying value may not be recoverable or that an impairment loss previously recognized may no longer exist that gives rise to the requirement to conduct an impairment or impairment reversal analysis. Impairment or impairment reversal is assessed at the cash-generating unit (CGU) level, which is usually at the individual royalty from which independent cash inflows are generated.

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	24

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Management uses judgment when assessing whether there are indicators of impairment, considering variables such as the production profiles, production commissioning dates where applicable, future commodity prices and guidance from the mine operators such as reserve and resource estimates or other relevant information from the operators which may indicate production from the interests will not likely occur or may be significantly reduced in the future. If such an indication exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). The test to determine the recoverable amount is performed using an income-based approach based on a discounted cash flow model which includes the following significant assumptions: future commodity prices, discount rate, and forecasted production based on mineral reserve and resource estimates from the operators. Management’s estimates of forecasted production of mineral reserves and mineral resources from the operators are based on information compiled by qualified persons (management’s expert).
(b) Taxation
The Company's accounting policy for taxation requires management's judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statement of financial position and their related measurement.
Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected offsetting tax losses are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management's estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and mineral reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions.
These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.
(c) Business combinations
The assessment of whether an acquisition meets the definition of a business or is considered an asset acquisition is an area of key judgment. For an acquisition to constitute a business acquisition, the Company should be acquiring inputs and substantive processes which could deliver an output. Management would need to apply judgment to determine whether any processes were acquired as part of the acquisition of assets.
For both business combinations and asset acquisitions, the assumptions and estimates with respect to determining the fair values often require management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed, those of mineral interests and other properties in particular, generally require a high degree of judgment and include estimates of future production of operator mineral reserves and mineral resources acquired, discount rates and long-term forecast commodity prices. Changes in the judgments made or in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	25

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Sources of Estimation Uncertainty
Mineral reserves and mineral resources
Royalty interests of the Company that generate economic benefit are depleted using a units-of-production method (based on units sold) over the anticipated life of the mine to which the interest relates. This is determined using available information regarding proven and probable mineral reserves and the portion of mineral resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement. These calculations require the use of estimates and assumptions, including the mineral reserves and mineral resources relating to each royalty interest. Mineral reserves and mineral resources are estimates of the amount of minerals that can be extracted from the mining properties at which the Company has royalty interests. Changes to the mineral reserves mineral and resources assumptions could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.
Disclosure Controls and Internal Control Over Financial Reporting
Disclosure Controls and Procedures
The Company’s Disclosure Controls and Procedures (“DCP”) are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.
The Company’s management, with the participation of the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company's DCP as defined under the Exchange Act, as at December 31, 2025. Based upon the results of that evaluation, the CEO and CFO have concluded that, as at December 31, 2025, the Company’s disclosure controls and procedures were effective.
Internal Control over Financial Reporting
Management of the Company, with participation of the CEO and CFO, is responsible for establishing and maintaining adequate Internal Control over Financial Reporting (“ICFR”). Management has used the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's internal control over financial reporting.
The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. There are inherent limitations in all control systems, which include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls and projections of any evaluation of effectiveness to future periods may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	26

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Changes in Internal Control over Financial Reporting
During the year ended December 31, 2025, the Company completed the acquisition of EMX Royalty Corporation, which significantly expanded the Company's operations. As a result of the acquisition, the Company's internal control over financial reporting changed to incorporate the controls and processes of EMX. Management is in the process of integrating EMX's internal controls with those of the Company. Other than the foregoing, during the year ended December 31, 2025, there were no changes in the Company's ICFR that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.
Outstanding Share Data
As at March 23, 2026, the Company had 64,225,160 common shares issued and outstanding. There were also 3,084,745 stock options outstanding with expiry dates ranging from May 6, 2026 to January 7, 2033, 402,233 restricted share units outstanding with expiry dates ranging from February 28, 2029 to July 31, 2030 and 1,075,780 warrants outstanding with an expiry date of April 14, 2027.
Forward-Looking Information
Forward-Looking Statements
This MD&A contains forward-looking statements and forward-looking information (within the meaning of applicable Canadian securities laws) (collectively, “forward-looking statements”). All statements and information, other than statements and information of historical fact, constitute “forward-looking statements” and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company’s strategy, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance.
Forward-looking statements are generally identifiable by the use of the words “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate” and similar expressions (including negative and grammatical variations) have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions and in this MD&A include, but are not limited to: statements with respect to the Company’s financial guidance and outlook;the completion of mine expansion under construction phases, and the results of exploration and timing thereof at the mines or properties that the Company holds an interest in; and future royalty payments relating to royalties and streams the Company holds an interest in. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s annual information form for the year ended December 31, 2025, available on SEDAR+ atwww.sedarplus.ca and on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements.
Although the forward-looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this MD&A have been based on expectations, factors and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including without limitation:the impact of general business and economic conditions; the absence of control over mining operations from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other minerals; industry conditions, including inflation, commodity price fluctuations;interest and exchange rate fluctuations; regulatory, political or economic developments in any of the countries where properties underlying the royalty, stream interests or exploration assets are located or through which they are held; risks related to the operators of the properties underlying royalty or other interest, including changes in the ownership and control of such operators; risks related to geopolitics and conflict; title, permit or license disputes related to interests on any of the

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	27

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
properties in which a royalty or other interest is held; loss of key employees; regulatory restrictions; litigation; and other factors, many of which are beyond the control of the Company. The Company assumes no responsibility to update forward-looking statements, other than as may be required by applicable securities laws. The factors identified above are not intended to represent a complete list of the factors that could affect the Company.
Future-Oriented Financial Information
This MD&A may contain future-oriented financial information (“FOFI”) within the meaning of Canadian securities legislation, about prospective results of operations, financial position, GEOs and anticipated royalty payments based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by management to provide an outlook of the Company’s activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the headings above entitled “2026 Guidance”, “Portfolio Growth” and “Forward-Looking Information” and assumptions with respect to the future metal prices, the estimation of mineral reserves and mineral resources, realization of mineral reserve estimates and the timing and amount of estimated future production. Management does not have, or may not have had at the relevant date, or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects are not, or may not have been at the relevant date of the FOFI, objectively determinable.
Importantly, the FOFI contained in this MD&A are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing of metals, (ii) the future market demand and trends within the jurisdictions in which the Company or the mining operators operate, and (iii) the operating cost and effect on the production of the Company’s royalty partners. The FOFI or financial outlook contained in this MD&A do not purport to present the Company’s financial condition in accordance with IFRS, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks, FOFI or financial outlook within this MD&A should not be relied on as necessarily indicative of future results.
Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources
The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result, reports its mineral resources and reserves according to Canadian standards.Unless otherwise indicated, all mineral resource and mineral reserve estimates included in this MD&A have been prepared by the owners or operators of the relevant properties (as and to the extent indicated by them) in accordance withNI43-101 and the Canadian Institute of Mining and Metallurgy Classification System based on information prepared by the current or previous owners or operators of the relevant properties (as and to the extent indicated by them). Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed pre-feasibility or feasibility studies, or in the life of mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable. U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the ‘measured’ and ‘indicated’ categories will ever be converted into reserves.

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	28

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Non-IFRS Financial Measures
The Company has included performance measures which are non-IFRS and are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The non-IFRS measures do not have any standard meaning under IFRS Accounting Standards and other companies may calculate measures differently.
Caserones Reclassification
Effective November 13, 2025, the shareholders of SLM California executed an amendment to the entity's shareholder agreement, resulting in the Company reassessing the classification of its interest in SLM California, which holds the Company’s Caserones royalty. As a result of the amendment to the shareholder agreement, the Company determined that the revised arrangement constituted a joint operation in accordance with IFRS 11 Joint Arrangements. Consequently, on November 13, 2025, the Company discontinued equity accounting under IAS 28 Investments in Associates and Joint Ventures and began recognizing its proportionate share of the assets, liabilities, revenues, and expenses of SLM California as a joint operation.
Reconciliation of Adjusted EBITDA:
The following is the reconciliation of adjusted EBITDA:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars)	2025	2024	2025	2024

Net income (loss) for the year of continuing operations	$(3,209)	$132	$1,772	$(312)
Project evaluation and transaction related expenses	2,555	91	3,623	641
Interest Income	(387)	(65)	(731)	(198)
Interest and finance expenses	140	387	478	2,028
Tax expense plus attributable share of Caserones	2,160	631	6,008	2,746
Depletion plus attributable share of Caserones	5,132	2,775	17,791	8,750
Depreciation	23	-	23	-
Losses (gains) on revaluation of financial instruments	(789)	14	(769)	5
Share-based compensation	445	368	2,436	1,388
Losses (gains) on disposals	369	-	2,253	(373)
Impairment charges	2,017	436	2,017	436
Adjusted EBITDA	$8,456	$4,769	$34,901	$15,111
The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these non-IFRS measures differently.

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	29

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Reconciliation of Revenue, Depletion and Tax expense plus Attributable Share of Caserones:
Revenue plus attributable share of Caserones is a non-IFRS financial measure, which is defined as including gross royalty revenue from associated entities holding royalty interests related to Elemental’s effective royalty on the Caserones copper mine. Management uses revenue plus attributable share of Caserones to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as revenue, investors may use revenue plus attributable share of Caserones to evaluate the results of the underlying business, particularly as the revenue plus attributable share of Caserones may not typically be included in operating results. Management believes that revenue plus attributable share of Caserones is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company’s core operating results from period to period. Revenue plus attributable share of Caserones is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.
Depletion plus attributable share of Caserones and tax expense plus attributable share of Caserones are non-IFRS measures which include depletion and tax expense from the Caserones royalty asset respectively, consistent with the recognition of revenue plus attributable share of Caserones as described above.
The following is the reconciliation of revenue plus attributable share of Caserones:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars)	2025	2024	2025	2024

Revenue	$16,047	$5,519	$43,643	$16,323
The Company's share of royalty revenue from Caserones	1,179	1,308	5,557	5,277
Revenue plus attributable share of Caserones	$17,226	$6,827	$49,200	$21,600
The following is the reconciliation of depletion plus attributable share of Caserones:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars)	2025	2024	2025	2024

Depletion of royalties	$(4,882)	$(2,392)	$(16,334)	$(7,218)
Depletion of Caserones	(250)	(383)	(1,457)	(1,532)
Depletion plus attributable share of Caserones	$(5,132)	$(2,775)	$(17,791)	$(8,750)
The following is the reconciliation of tax expense plus attributable share of Caserones:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars)	2025	2024	2025	2024

Tax expense	$(1,842)	$(304)	$(4,508)	$(1,321)
Tax expense related to Caserones	(318)	(327)	(1,500)	(1,425)
Tax expense plus attributable share of Caserones	$(2,160)	$(631)	$(6,008)	$(2,746)

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	30

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Reconciliation of Adjusted Cash Flows from Operating Activities:
Adjusted cash flows from operating activities is a non-IFRS measure which includes dividends from the Caserones royalty asset.
The following is the reconciliation of adjusted cash flows from operating activities:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars)	2025	2024	2025	2024

Cash provided by operating activities	$11,203	$2,555	$30,811	$4,816
Caserones royalty distributions	-	760	3,126	3,922
Adjusted cash flows from operating activities	$11,203	$3,315	$33,937	$8,738
Reconciliation of Gold Equivalent Ounces Sold
Elemental's revenue plus attributable share of Caserones is converted to an attributable gold equivalent ounce, or GEO, basis by dividing the royalty and other revenue from associates in a period by the average gold price for the same respective period. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these non-IFRS measures differently. The production forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Elemental holds an interest. The production forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Elemental and may be subject to uncertainty. There can be no assurance that such information is complete or accurate.
The following is the reconciliation of gold equivalent ounces sold:

	For the three months ended December 31,		For the year ended December 31,
	2025	2024	2025	2024

Revenue plus attributable share of Caserones (in $000s)	$17,226	$6,827	$49,200	$21,600
Average gold price	$4,168	$2,676	$3,444	$2,403
Total GEOs	4,133	2,551	14,285	8,987

TSX.V: ELE / NASDAQ: ELE	Elemental Royalty Corporation	31